Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 20, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 17, 2020

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated November 17, 2020, as previously supplemented, and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on November 16, 2020 (the “Offering Circular”).

The purpose of this supplement is to disclose:

·	September 2021 distribution
·	Establishment of purchase price as of October 1, 2021
·	Net asset value as of June 30, 2021

Declaration of Dividend

On September 20, 2021, the board of directors of the Company declared a regular quarterly cash dividend of $0.21 per share of common stock of the Company (“Common Stock”) for the period from July 1, 2021 to September 30, 2021. The dividend will be payable on October 8, 2021 to stockholders of record as of the close of business on September 24, 2021. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 8.40% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price.

Establishment of Purchase Price

Beginning with October 1, 2021, the purchase price per share of Common Stock will be $10.13 per share based on the net asset value (“NAV”) per share of the Company as of June 30, 2021 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after December 31, 2021, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2021

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2021, NAV per share of Common Stock was $10.13. This NAV is effective until updated by the Company on December 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2021:

June 30, 2021 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	74,769 ,353
Total real estate, net, at fair value	82,000,000

Cash	3,467,077
Restricted cash	1,066,015
Rents and other receivables, net	111,904
Other assets, net	177,993
Total assets	$86,822,989

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$41,020,363
Unsecured note payable - affiliate, net	4,500,000
Accounts payable, accrued and other liabilities	1,722,008
Unearned tenant rents	253,234
Security and investor deposits	434,359
Due to affiliate	267,324
Total liabilities	48,197,288

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,219,891 shares issued and outstanding at June 30, 2021	12,199
Additional paid-in capital	11,924,502
Cumulative distributions and net gain	415,473
Noncontrolling interests	26,273,527
Total stockholders' equity	38,625,701
Total liabilities and stockholders' equity	$86,822,989
Net asset value per share on 1,219,891 shares issued and outstanding at June 30, 2021(2)	$10.13

(1)	Unaudited consolidated balance sheet data as of June 30, 2021.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2021. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2021, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2020	$10.07
September 30, 2020	$10.21
December 31, 2020	$10.09
March 31, 2021	$10.16
June 30, 2021	$10.13